EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollar amounts in thousands)	2017	2016	2017	2016
Pretax income before adjustment for income from unconsolidated subsidiaries	$115,926	$81,566	$222,899	$190,547
Add:
Fixed charges	12,582	10,321	32,816	27,901
Adjusted pretax income	$128,508	$91,887	$255,715	$218,448
Fixed charges:
Interest expense	$9,534	$7,724	$25,058	$20,968
Estimate of interest within rental expense	3,048	2,597	7,758	6,933
Total fixed charges	$12,582	$10,321	$32,816	$27,901
Ratio of earnings to fixed charges	10.2	8.9	7.8	7.8